UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED

PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 10)*

SPRINT CORPORATION

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

85207 U 10 5

(CUSIP Number)

Kenneth A. Siegel, Esq. Morrison & Foerster LLP Shin-Marunouchi Building, 29th Floor 5-1, Marunouchi 1-Chome Chiyoda-ku, Tokyo, 100-6529 Japan 011-81-3-3214-6522	Robert S. Townsend, Esq. Morrison & Foerster LLP 425 Market Street San Francisco, CA 94105-2482 (415) 268-7000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 21, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 85207 U 10 5

1	Name of Reporting Persons SoftBank Group Corp.
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds WC, BK (1)
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Japan
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 3,411,489,995 (1)(2)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 3,411,489,995 (1)(2)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,411,489,995 (1)(2)
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 84.10% (2)(3)
14	Type of Reporting Person HC, CO

(1)	Such figure reflects (i) a reclassification exempt under Rule 16b-7 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in which Sprint Corporation (formerly known as “Starburst II, Inc.” and referred to herein as “Sprint”) Class B Common Stock, par value $0.01 per share (“Sprint Class B Common Stock”), held by Starburst I, Inc. (“Starburst I”) was reclassified into 3,076,525,523 shares of Sprint common stock, par value $0.01 per share (the “Sprint Common Stock”); (ii) the issuance by Sprint to Starburst I of the Sprint Warrant, dated July 10, 2013 (the “Warrant”), (“Starburst I”), which is subject to anti-dilution adjustments, as described in the Warrant; (iii) 711,627 shares of Sprint Common Stock that underlie a grant by Galaxy Investment Holdings, Inc. (“Galaxy”) to Ronald D. Fisher of an award of restricted stock units (the “RSUs”) that are outstanding and unvested as of the date of this Schedule 13D and (iv) purchases of Sprint Common Stock by Galaxy through December 26, 2017.
(2)	As more fully described in the responses to Item 2 and Items 4 through 6 of this Schedule 13D, SoftBank Group Corp. (“SoftBank”), Starburst I and Galaxy (collectively, the “Reporting Persons”) may be deemed to be members of a “group” under Section 13(d) of the Exchange Act by virtue of SoftBank’s ownership of Starburst I and Galaxy.
(3)	Percentage of class that may be deemed to be beneficially owned by SoftBank is based on the 4,001,751,366 outstanding shares of Sprint Common Stock as of December 13, 2017, which outstanding share amount was provided to SoftBank by Sprint (and including shares of Sprint Common Stock issuable upon exercise of the Warrant).

CUSIP No. 85207 U 10 5

1	Name of Reporting Persons Starburst I, Inc.
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds AF
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 3,131,105,447 (1)(2)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 3,131,105,447 (1)(2)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,131,105,447 (1)(2)
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 77.19% (2)(3)
14	Type of Reporting Person HC, CO

(1)	Such figure reflects (i) a reclassification exempt under Rule 16b-7 under the Exchange Act in which Sprint Class B Common Stock held by Starburst I was reclassified into 3,076,525,523 shares of Sprint Common Stock and (ii) the issuance of the Warrant, which is subject to anti-dilution adjustment, as described in the Warrant.
(2)	As more fully described in the responses to Item 2 and Items 4 through 6 of this Schedule 13D, the Reporting Persons may be deemed to be members of a “group” under Section 13(d) of the Exchange Act by virtue of SoftBank’s ownership of Starburst I and Galaxy, the Merger Agreement, the Warrant and the Galaxy Purchases. Starburst I expressly disclaims beneficial ownership with respect to the shares of Sprint Common Stock deemed to be beneficially owned by SoftBank and Galaxy, except to the extent of Starburst I’s direct pecuniary interest in the shares of Sprint Common Stock directly beneficially owned by Starburst I.
(3)	Percentage of class is based on the 4,001,751,366 outstanding shares of Sprint Common Stock as of December 13, 2017, which outstanding share amount was provided to SoftBank by Sprint (and including shares of Sprint Common Stock issuable upon exercise of the Warrant).

CUSIP No. 85207 U 10 5

1	Name of Reporting Persons Galaxy Investment Holdings, Inc.
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds AF
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 280,384,548 (1)(2)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 280,384,548 (1)(2)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 280,384,548 (1)(2)
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 7.01% (2)(3)
14	Type of Reporting Person HC, CO

(1)	Such figure reflects purchases of Sprint Common Stock by Galaxy through December 26, 2017.
(2)	As more fully described in the responses to Item 2 and Items 4 through 6 of this Schedule 13D, the Reporting Persons may be deemed to be members of a “group” under Section 13(d) of the Exchange Act by virtue of SoftBank’s ownership of Starburst I and Galaxy, the Merger Agreement, the Warrant, and the Galaxy Purchases. Galaxy expressly disclaims beneficial ownership with respect to the shares of Sprint Common Stock deemed to be beneficially owned by SoftBank and Starburst I, except to the extent of Galaxy’s direct pecuniary interest in the shares of Sprint Common Stock directly beneficially owned by Galaxy.
(3)	Percentage of class is based on the 4,001,751,366 outstanding shares of Sprint Common Stock as of December 13, 2017, which outstanding share amount was provided to SoftBank by Sprint.

EXPLANATORY NOTE

This Amendment No. 10 (this “Schedule 13D Amendment”) is being filed jointly on behalf of SoftBank Group Corp., a Japanese kabushiki kaisha (“SoftBank”), Starburst I, Inc., a Delaware corporation and wholly owned subsidiary of SoftBank (“Starburst I”) and Galaxy Investment Holdings, Inc., a Delaware corporation and wholly owned subsidiary of SoftBank (“Galaxy”, and together with SoftBank and Starburst I, the “Reporting Persons”, and each a “Reporting Person”) with respect to Sprint Corporation, a Delaware corporation (referred to herein as “Sprint” or the “Issuer”). This Schedule 13D Amendment amends the Schedule 13D filed by SoftBank, Starburst I, Sprint and Starburst III, Inc., a Kansas corporation, on October 25, 2012, as amended on April 22, 2013 and June 11, 2013, as amended and restated on July 12, 2013, as amended on August 6, 2013 and August 27, 2013, as amended and restated on September 18, 2013, and as amended on August 19, 2015, August 28, 2015 and September 30, 2015 (as amended and/or restated from time to time, the “Schedule 13D”), which relates to the common stock of Sprint, par value $0.01 per share (the “Sprint Common Stock”).

This Schedule 13D Amendment is being filed to reflect open market purchases of Sprint Common Stock by Galaxy since the last amendment to the Schedule 13D that exceed 1% of the outstanding shares of Sprint Common Stock. All purchases were made in compliance with Rule 10b-18 (“Rule 10b-18”) under the Securities Exchange Act of 1934 (the “Exchange Act”) and purchases since December 14, 2017 have been pursuant to a written plan as contemplated under Rule 10b5-1 of the Exchange Act.

Item 2.	Identify and Background.

Item 2 of the Schedule 13D is hereby amended such that all references to Appendices A-1, A-2 and A-3 contained within Item 2 shall refer to the Appendices included in this Schedule 13D Amendment.

Item 3.	Source and Amount of Funds or Other Consideration.

The last two paragraphs of Item 3 of the Schedule 13D are hereby deleted and replaced with the following:

“Since the date of the last amendment to the Schedule 13D through December 26, 2017, Galaxy purchased 66,228,319 shares of Sprint Common Stock for an aggregate purchase price of approximately $351,840,450.89, exclusive of any fees, commissions or other expenses. The Galaxy purchases were financed from SoftBank’s general working capital. Galaxy directly beneficially owns the Galaxy Shares.”

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

“Purpose of the Transaction

SoftBank may be deemed a beneficial owner of the Sprint Common Stock reported herein as beneficially owned directly by Starburst I and Galaxy. Starburst I directly owns Sprint Common Stock as reported in this Schedule 13D, and may be deemed to beneficially own the shares of Sprint Common Stock issuable upon exercise of the Warrant.

Since the date of the last amendment to the Schedule 13D through December 26, 2017, Galaxy purchased 66,228,319 shares of Sprint Common Stock for an aggregate purchase price of approximately $351,840,450.89 exclusive of any fees, commissions or other expenses, resulting in SoftBank’s beneficial ownership of approximately 84.10% of the outstanding shares of Sprint Common Stock as of December 26, 2017, based on the 4,001,751,366 outstanding shares of Sprint Common Stock as of December 13, 2017, which outstanding share amount was provided to SoftBank by Sprint. Galaxy directly beneficially owns the Galaxy Shares. SoftBank currently expects Galaxy to make further purchases of Sprint Common Stock. However, SoftBank expects that such purchases will not increase SoftBank’s beneficial ownership in Sprint to 85% or more of the outstanding shares of Sprint Common Stock.

Plans or Proposals

The Reporting Persons, as stockholders in Sprint, intend to review their investment in Sprint and have discussions with representatives of Sprint and/or other stockholders of Sprint from time to time and, as a result thereof, may at any time and from time to time determine to take any available course of action and may take any steps to implement any such course of action. Such review, discussions, actions or steps may involve one or more of the types of transactions specified in clauses (a) through (j) of Item 4 of this Schedule 13D, including purchase or sale of Sprint Common Stock, business combination or other extraordinary corporate transactions, sales or purchases of material assets, changes in the board of directors or management of Sprint, changes to Sprint’s business or corporate structure, shared service agreements, collaborations, joint ventures and other business arrangements between or involving SoftBank and Sprint. Any action or actions the Reporting Persons might undertake in respect of the Sprint Common Stock will be dependent upon the Reporting Persons’ review of numerous factors, including, among other things, the price level and liquidity of the Sprint Common Stock; general market and economic conditions; ongoing evaluation of Sprint’s business, financial condition, operations, prospects and strategic alternatives; the relative attractiveness of alternative business and investment opportunities; tax considerations; and other factors and future developments. Notwithstanding anything to the contrary herein, the Reporting Persons specifically reserve the right to change their intentions with respect to any or all of such matters.”

Item 5.	Interest in Securities of the Issuer.

Item 5(a), (b) and (c) of the Schedule 13D are hereby amended and restated in their entirety to read as follows:

“(a)-(b) As of December 26, 2017, each Reporting Person may be deemed to have beneficial ownership (within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934) and shared power to vote or direct the vote of up to the number of shares of Sprint Common Stock set forth in the table below and may be deemed to constitute a “group” under Section 13(d) of the Exchange Act as described in Item 2 of this Schedule 13D, which is incorporated herein by reference.

Reporting Person	Shares of Sprint Common Stock Such Reporting Person May Be Deemed to Beneficially Own	Percent of Voting Power of Sprint Common Stock(1)
SoftBank Group Corp.(2)	3,411,489,995	84.10%
Starburst I, Inc.(3)	3,131,105,447	77.19%
Galaxy Investment Holdings, Inc.(4)	280,384,548	7.01%

(1)	The respective percentages of beneficial ownership are based on 4,001,751,366 shares of Sprint Common Stock outstanding as of December 13, 2017, which outstanding share amount was provided to SoftBank by Sprint (and, as to SoftBank and Starburst I beneficial ownership, including shares of Sprint Common Stock issuable upon exercise of the Warrant).
(2)	Consists of 3,076,525,523 shares of Sprint Common Stock held by Starburst I; the 54,579,924 shares of Sprint Common Stock underlying the Warrant, which may be exercised in whole or in part, at any time until July 10, 2018; 711,627 shares of Sprint Common Stock that underlie a grant to Ronald D. Fisher of an award of restricted stock units (the “RSUs”) that are outstanding and unvested as of the date of this Schedule 13D Amendment; and 280,384,548 shares of Sprint Common Stock held by Galaxy.
(3)	Consists of 3,076,525,523 shares of Sprint Common Stock held by Starburst I and 54,579,924 shares of Sprint Common Stock issuable upon exercise of the Warrant, which may be exercised in whole or in part, at any time until July 10, 2018. Starburst I expressly disclaims beneficial ownership with respect to the shares of Sprint Common Stock deemed to be beneficially owned by SoftBank and Galaxy, except to the extent of Starburst I’s direct pecuniary interest in the shares of Sprint Common Stock directly beneficially owned by Starburst I.
(4)	Consists of 280,384,548 shares of Sprint Common Stock held by Galaxy and 711,627 shares of Sprint Common Stock that underlie a grant to Ronald D. Fisher of an award of RSUs that are outstanding and unvested as of the date of this Schedule 13D Amendment. Galaxy expressly disclaims beneficial ownership with respect to the shares of Sprint Common Stock deemed to be beneficially owned by SoftBank and Starburst I, except to the extent of Galaxy’s direct pecuniary interest in the shares of Sprint Common Stock directly beneficially owned by Galaxy.

(c) The information contained in Items 3 and 4 to this Schedule 13D is herein incorporated by reference.

The weighted average price per share, exclusive of any fees, commissions or other expenses for the Galaxy Purchases made between November 6, 2017 and December 26, 2017 are as set forth in the following table:

Purchase Date	Shares Purchased	Weighted Average Price per Share	Price Range for Shares Purchased
November 6, 2017	4,322,990	$5.96	$5.85 - $5.99
November 7, 2017	2,161,377	$5.84	$5.74 - $5.97
November 8, 2017	4,322,990	$5.99	$5.65 - $6.09
November 9, 2017	4,322,990	$6.21	$5.98 - $6.32
November 10, 2017	2,161,495	$6.18	$6.05 - $6.25
November 13, 2017	1,042,166	$5.99	$5.97 - $5.99
November 14, 2017	2,577,795	$5.98	$5.95 - $5.99
November 15, 2017	56,019	$5.98	$5.94 - $5.99
November 29, 2017	30,741	$5.99	$5.99 - $5.99
November 30, 2017	930,639	$5.99	$5.97 - $5.99
December 1, 2017	1,271,653	$5.98	$5.91 - $5.99
December 4, 2017	1,045,040	$5.99	$5.93 - $5.99
December 5, 2017	588,002	$5.82	$5.74 - $5.91
December 14, 2017	3,231,117	$5.68	$5.63 - $5.72
December 15, 2017	2,475,698	$5.55	$5.49 - $5.67
December 18, 2017	2,563,779	$5.65	$5.52 - $5.71
December 19, 2017	2,531,770	$5.65	$5.58 - $5.72
December 20, 2017	2,563,779	$5.64	$5.60 - $5.66
December 21, 2017	2,563,779	$5.66	$5.59 - $5.70
December 22, 2017	2,563,780	$5.69	$5.62 - $5.72
December 26, 2017	2,141,300	$5.81	$5.63 - $5.85

The Reporting Persons undertake to provide Sprint, any stockholder of Sprint, or the Staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in this Item 5(c) to this Schedule 13D.

Except as set forth above or incorporated herein, none of (i) the Reporting Persons and, (ii) to the Reporting Persons’ knowledge, the persons set forth on Appendix A-1, A-2 or A-3 of this Schedule 13D has effected any transaction in Sprint Common Stock during the past 60 days through December 26, 2017.”

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended to add the following paragraph to the end thereof:

“On December 14, 2017, Galaxy entered into a Rule 10b5-1 Plan with J.P. Morgan Securities LLC (the “Broker”) pursuant to which the Broker is authorized and directed to purchase, on behalf of Galaxy, shares of Sprint Common Stock, subject to satisfaction of certain conditions, including, among others, trading price. The Broker will cease purchasing Sprint Common Stock under the JPMS Rule 10b5-1 Plan on the earliest to occur of (i) December 14, 2018; (ii) the date that the aggregate number of shares of Sprint Common Stock purchased by the Broker reaches the specified purchase limit; (iii) the date Galaxy or the Broker gives notice of termination pursuant to the terms of the JPMS Rule 10b5-1 Plan; (iv) the existence of any legal or regulatory restriction that would prohibit any purchase pursuant to the JPMS Rule 10b5-1 Plan; (v) the public announcement of any merger, acquisition, or similar transaction relating to Sprint; (vi) the commencement of any voluntarily or involuntary case or other proceeding seeking liquidation, reorganization or other relief with respect to Sprint or Galaxy under any bankruptcy, insolvency or similar law or seeking the appointment of a trustee or similar official with respect to Sprint or Galaxy, or the taking of any corporate action by Sprint or Galaxy to authorize or commence any of the foregoing; or (vii) the failure of Galaxy to comply with the representations, warranties and agreements set forth within the JPMS Rule 10b5-1 Plan. A copy of the JPMS Rule 10b5-1 Plan is filed as Exhibit 99.13 hereto and the foregoing description of the JPMS Rule 10b5-1 Plan is qualified in its entirety by reference to the JPMS Rule 10b5-1 Plan.”

Item 7.	Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended by adding Exhibit 99.13 as follows:

“99.13	10b5-1/10b-18 Purchase Plan Agreement, dated as of December 14, 2017, by and between Galaxy Investment Holdings, Inc. and J.P. Morgan Securities LLC (pursuant to a request for confidential treatment, confidential portions of this Exhibit have been redacted and have been filed separately with the Securities and Exchange Commission).”

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 29, 2017

SOFTBANK GROUP CORP.

By:	/s/ Masayoshi Son
Name:	Masayoshi Son
Title:	Chairman and CEO

STARBURST I, INC.

By:	/s/ Ronald D. Fisher
Name:	Ronald D. Fisher
Title:	President

GALAXY INVESTMENT HOLDINGS, INC.

By:	/s/ Ronald D. Fisher
Name:	Ronald D. Fisher
Title:	President

Appendix A-1

EXECUTIVE OFFICERS AND DIRECTORS

OF

SOFTBANK GROUP CORP.

Set forth below is a list of each executive officer and director of SoftBank Group Corp. setting forth the business address and present principal occupation or employment (and the name and address of any corporation or organization in which such employment is conducted) of each person.

Name and Business Address	Present Principal Occupation (principal business of employer)	Name and Address of Corporation or Other Organization (if different from address provided in Column 1)
Masayoshi Son*, a citizen of Japan SoftBank Group Corp. 1-9-1 Higashi-Shimbashi, Minato-ku, Tokyo 105-7303 Japan	Chairman & CEO of SoftBank Group Corp.

Ken Miyauchi*, a citizen of Japan SoftBank Group Corp. 1-9-1 Higashi-Shimbashi, Minato-ku, Tokyo 105-7303 Japan	Representative Director, President & COO of SoftBank Group Corp. and Director of Yahoo Japan Corporation

Ronald D. Fisher*, a citizen of the United States of America SoftBank Group Corp. 1-9-1 Higashi-Shimbashi, Minato-ku, Tokyo 105-7303 Japan	Director and Vice Chairman of SoftBank Group Corp. and President of SoftBank Holdings Inc.	SoftBank Holdings Inc. 38 Glen Avenue Newton, Massachusetts 02459

Yun Ma*, a citizen of the People’s Republic of China SoftBank Group Corp. 1-9-1 Higashi-Shimbashi, Minato-ku, Tokyo 105-7303 Japan	Director of SoftBank Group Corp. and Executive Chairman of Alibaba Group Holding Limited	Alibaba Group Holding Limited Hangzhou Office 18-19/F Xihu International Building A 391 Wen Er Road Hangzhou 310013 People’s Republic of China

Marcelo Claure*, a citizen of the United States of America SoftBank Group Corp. 1-9-1 Higashi-Shimbashi, Minato-ku, Tokyo 105-7303 Japan	Director of SoftBank Group Corp. and President and CEO of Sprint Corp.	Sprint Corp. 6200 Sprint Pkwy. Overland Park, KS, 66251

Rajeev Misra*, a citizen of the United Kingdom SoftBank Group Corp. 1-9-1 Higashi-Shimbashi, Minato-ku, Tokyo 105-7303 Japan	Director of SoftBank Group Corp. and CEO of SB Investment Advisers (UK) Limited

Name and Business Address	Present Principal Occupation (principal business of employer)	Name and Address of Corporation or Other Organization (if different from address provided in Column 1)

Simon Segars*, a citizen of the United Kingdom SoftBank Group Corp. 1-9-1 Higashi-Shimbashi, Minato-ku, Tokyo 105-7303 Japan	Director of SoftBank Group Corp. and CEO of Arm Holdings plc	Arm Holdings plc 150 Rose Orchard Way San Jose, CA 95134

Tadashi Yanai*, a citizen of Japan SoftBank Group Corp. 1-9-1 Higashi-Shimbashi, Minato-ku, Tokyo 105-7303 Japan	External Director of SoftBank Group Corp.; Chairman, President & CEO of FAST RETAILING CO., LTD.; Chairman, President and CEO of UNIQLO co., Ltd; and Chairman of GOV RETAILING CO., LTD	FAST RETAILING CO., LTD. 717-1 Sayama, Yamaguchi City, Yamaguchi 754-0894 Japan

Mark Schwartz*, a citizen of the United States of America SoftBank Group Corp. 1-9-1 Higashi-Shimbashi, Minato-ku, Tokyo 105-7303 Japan	External Director of SoftBank Group Corp.; Senior Director of The Goldman Sachs Group, Inc.	Goldman Sachs (Asia) LLC Cheung Kong Center, 68th Floor 2 Queens’s Road Central Hong Kong

Yasir O. Al-Rymayyan*, a citizen of Saudi Arabia SoftBank Group Corp. 1-9-1 Higashi-Shimbashi, Minato-ku, Tokyo 105-7303 Japan	External Director of SoftBank Group Corp.; Managing Director of Public Investment Fund of Saudi Arabia	Public Investment Fund of Saudi Arabia AlRaidah Digital City Al-Nakheel, P.O. Box 6847, Riyadh 11452, Kingdom of Saudi Arabia

Soichiro Uno**, a citizen of Japan SoftBank Group Corp. 1-9-1 Higashi-Shimbashi, Minato-ku, Tokyo 105-7303 Japan	Audit & Supervisory Board Member of SoftBank Group Corp.; Partner at Nagashima Ohno & Tsunematsu

Hidekazu Kubokawa**, a citizen of Japan SoftBank Group Corp. 1-9-1 Higashi-Shimbashi, Minato-ku, Tokyo 105-7303 Japan	Audit & Supervisory Board Member of SoftBank Group Corp.; Representative Partner at Yotsuya Partners Accounting Firm; Audit & Supervisory Board Member of Digital Arts Inc.; Corporate Auditor of KYORITSU PRINTING CO., LTD.; Auditor of Pado Corporation

Maurice Atsushi Toyama**, a citizen of the United States of America SoftBank Group Corp. 1-9-1 Higashi-Shimbashi, Minato-ku, Tokyo 105-7303 Japan	Full-time Audit & Supervisory Board Member of SoftBank Group Corp.

Masato Suzaki, a citizen of Japan SoftBank Group Corp. 1-9-1 Higashi-Shimbashi, Minato-ku, Tokyo 105-7303, Japan	Full-time Audit & Supervisory Board Member of SoftBank Group Corp.

Name and Business Address	Present Principal Occupation (principal business of employer)	Name and Address of Corporation or Other Organization (if different from address provided in Column 1)

Yoshimitsu Goto, a citizen of Japan SoftBank Group Corp. 1-9-1 Higashi-Shimbashi, Minato-ku, Tokyo 105-7303, Japan	Senior Executive Corporate Officer of SoftBank Group Corp.

Kazuhiko Fujihara, a citizen of Japan SoftBank Group Corp. 1-9-1 Higashi-Shimbashi, Minato-ku, Tokyo 105-7303, Japan	Senior Executive Corporate Officer of SoftBank Group Corp.

Fumihiro Aono, a citizen of Japan SoftBank Group Corp. 1-9-1 Higashi-Shimbashi, Minato-ku, Tokyo 105-7303, Japan	Executive Corporate Officer of SoftBank Group Corp.

Kazuko Kimiwada, a citizen of Japan SoftBank Group Corp. 1-9-1 Higashi-Shimbashi, Minato-ku, Tokyo 105-7303, Japan	Executive Corporate Officer of SoftBank Group Corp.

Ren Tanaka, a citizen of Japan SoftBank Group Corp. 1-9-1 Higashi-Shimbashi, Minato-ku, Tokyo 105-7303, Japan	Corporate Officer of SoftBank Group Corp.

Kentaro Matsui, a citizen of Japan SoftBank Group Corp. 1-9-1 Higashi-Shimbashi, Minato-ku, Tokyo 105-7303, Japan	Corporate Officer of SoftBank Group Corp.

*	Director
**	Corporate Auditor

Appendix A-2

EXECUTIVE OFFICERS AND DIRECTORS

OF

STARBURST I, INC.

Set forth below is a list of each executive officer and director of Starburst I, Inc. setting forth the business address and present principal occupation or employment (and the name and address of any corporation or organization in which such employment is conducted) of each person. Unless otherwise indicated, each individual is a United States citizen.

Name and Business Address	Present Principal Occupation (principal business of employer)	Name and Address of Corporation or Other Organization (if different from address provided in Column 1)
Ronald D. Fisher* **, a citizen of the United States of America Starburst I, Inc. One Circle Star Way San Carlos, California 94070	Director and President of SoftBank Holdings Inc., a wholly owned subsidiary of SoftBank Group Corp.	SoftBank Holdings Inc. 38 Glen Avenue Newton, Massachusetts 02459

Kabir Misra* ***, a citizen of the United States of America Starburst I, Inc. One Circle Star Way San Carlos, California 94070	Managing Partner, SB Investment Advisers (US) Inc., a wholly owned subsidiary of SoftBank Group Corp.	SB Investment Advisers (US) Inc. One Circle Star Way San Carlos, California 94070

Yoshimitsu Goto*, a citizen of Japan Starburst I, Inc. One Circle Star Way San Carlos, California 94070	Senior Executive Corporate Officer of SoftBank Group Corp.	SoftBank Group Corp. 1-9-1 Higashi-Shimbashi, Minato-ku, Tokyo 105-7303 Japan

*	Director
**	President
***	Secretary and Treasurer

Appendix A-3

EXECUTIVE OFFICERS AND DIRECTORS

OF

GALAXY INVESTMENT HOLDINGS, INC.

Set forth below is a list of each executive officer and director of Galaxy Investment Holdings, Inc. setting forth the business address and present principal occupation or employment (and the name and address of any corporation or organization in which such employment is conducted) of each person.

Name and Business Address	Present Principal Occupation (principal business of employer)	Name and Address of Corporation or Other Organization (if different from address provided in Column 1)
Ronald D. Fisher* **, a citizen of the United States of America Galaxy Investment Holdings, Inc. One Circle Star Way San Carlos, California 94070	Director and President of SoftBank Holdings Inc., a wholly owned subsidiary of SoftBank Group Corp.	SoftBank Holdings Inc. 38 Glen Avenue Newton, Massachusetts 02459

Yoshimitsu Goto*, a citizen of Japan Galaxy Investment Holdings, Inc. One Circle Star Way San Carlos, California 94070	Senior Executive Corporate Officer of SoftBank Group Corp.	SoftBank Group Corp. 1-9-1 Higashi-Shimbashi, Minato-ku, Tokyo 105-7303 Japan

*	Director
**	President